
SEC MAIL PROCESSING
RECEIVED
MAR 2007
151


07005398

SECURI' ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 AND ENDING DECEMBER 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PERSHING LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PERSHING PLAZA

(No. and Street)

JERSEY CITY	**NJ**	**07399**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Richard Brueckner and Dennis Wallestad, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Pershing LLC, as of December 31, 2006, is true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 25, 2011

Richard Brueckner, Chief Executive Officer

Dennis Wallestad, Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Pershing LLC
(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

December 31, 2006
With Report of Independent Registered Public Accounting Firm

Pershing LLC

(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Pershing LLC

We have audited the accompanying statement of financial condition of Pershing LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing LLC at December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 16, 2007

Pershing LLC

(An indirect wholly owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2006

(Dollars in millions)

Assets		
Cash and cash equivalents	$	730
Cash and securities segregated for regulatory purposes		1,272
Collateralized financing agreements:		
Securities purchased under agreements to resell		279
Securities borrowed		1,086
Receivables:		
Customers		5,704
Brokers, dealers and clearing organizations		1,921
Due from affiliates		53
Intangible assets		17
Other assets and financial instruments		405
Total assets	$	11,467
Liabilities and member's equity		
Liabilities:		
Drafts payable	$	439
Collateralized financing agreements:		
Securities sold under agreements to repurchase		105
Securities loaned		564
Payables:		
Customers		6,393
Brokers, dealers and clearing organizations		1,618
Due to affiliates		261
Asset acquisition payable		17
Accounts payable, accrued expenses and other		402
		9,799
Subordinated indebtedness		730
Total liabilities		10,529
Member's equity:		
Total member's equity		938
Total liabilities and member's equity	$	11,467

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Description of Business

Pershing LLC (the "Company") is a wholly-owned subsidiary of Pershing Group LLC (the "Parent") which is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY").

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") authorized to engage in fully-disclosed and omnibus clearing, sales and trading and brokerage services. The Company is a member of the New York Stock Exchange, Inc. ("NYSE"), American Stock Exchange, Inc., National Association of Securities Dealers ("NASD"), Chicago Board of Options Exchange, Inc. and other regional exchanges.

2. Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Collateralized Financing Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms from overnight up to three months.

Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral that typically exceeds the market value of securities loaned.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

Interest and rebate revenues and expense earned from collateralized financing transactions are accounted for on an accrual basis.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), net receivables arising from unsettled trades and the Company's introducing brokers' margin loans. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), clearing deposits from introducing brokers, commissions, net payables arising from unsettled trades and amounts payable to the Company's introducing brokers.

Revenue Recognition

Commissions are recorded on a settlement date basis; adjustments are made to record income earned on a trade date basis. Processing and other fees include clearance and custody fees, mutual fund fees, IRA fees and money fund fees and are based on activity. Such fees are recognized on an accrual basis.

Financial Instruments

Financial instruments and related revenues and expenses are recorded on a settlement date basis and if significant, adjustments are made to record financial instruments on a trade date basis. Financial instruments include related accrued interest or dividends. Other revenue includes realized and unrealized gains and losses, as well as realized gains and losses on all financial instruments. Market value generally is based on published market prices or other relevant factors including dealer price quotations.

Fixed Assets and Intangibles

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally four to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 20 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other costs incurred in connection with an internal-use software

project are expensed as incurred. Identifiable intangible assets are amortized on a straight line basis over their useful lives, which is 15 years from the date of acquisition.

Exchange Memberships

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost and included in other assets and financial instruments. Assessments of the potential other than temporary impairment of carrying values are made periodically. There were no exchange membership impairments in 2006. The Company's carrying value of exchange seats is $1.3 million with a related market value of approximately $6.2 million at December 31, 2006.

Customer Transactions

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Restricted Stock Units

During the year, BNY issued restricted stock to employees, including certain Company employees. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R) "Share Based Payments", compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

Income Taxes

For U.S. federal, state and local income tax purposes, the Company has elected to be treated as a separate taxable entity and as such will provide for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities using the tax rates expected to be enacted when the asset or liability is realized. Valuation allowances are established to reduce deferred tax assets to the amount that is more likely than not will be realized. Deferred tax assets and liabilities are included on the statement of financial condition as a component of "other assets and financial instruments" and "accounts payable, accrued expenses and other," respectively.

Accounting Developments

During 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements

in accordance with FASB Statement No. 109, "Accounting for Income Taxes". The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The effect of the change in accounting policy is not expected to be significant.

3. Subordinated Indebtedness

At December 31, 2006, the Company had a subordinated debt agreement with the Parent and another with BNY which bear interest at a rate of LIBOR plus 120 basis points (6.55% at December 31, 2006) and which qualify as regulatory net capital in accordance with SEC Rule 15c3-1. Indebtedness of $480 million with the Parent qualifies as equity in the debt to debt plus equity ratio and matures on March 31, 2008. Indebtedness of $250 million with BNY matures on December 22, 2008. In accordance with SEC regulations, subordinated indebtedness may not be repaid if net capital is less then 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

At December 31, 2006, amounts receivable from and payable to brokers, dealers and clearing organizations include ($ in millions):

Receivables:		
Securities failed to deliver	$	1,041
Clearing organizations		56
Brokers and dealers		824
Total receivables	$	1,921
Payables:		
Securities failed to receive	$	820
Brokers and dealers		798
Total payables	$	1,618

5. Related Party Transactions

The Company has entered into related party transactions with affiliates, including its Parent, BNY and certain other affiliated companies. The Company enters into these transactions in the normal course of business.

The Company has a $1 billion unsecured line of credit agreement with the Parent, principally to finance purchases of securities by customers on margin. At December 31, 2006, there were no borrowings against the line of credit. Interest on such borrowings is based on the federal funds effective rate plus .25% (5.42% at December 31, 2006).

The Company provides clearing services to various wholly-owned broker-dealers of the Parent and indirect wholly-owned subsidiaries of BNY. Cash balances due to these affiliates

were approximately $134.6 million at December 31, 2006, which are included in due to affiliates on the statement of financial condition.

The Company received certain administrative support services from the Bank primarily relating to financial system support, printing, payroll and bank fee services. For the year ending December 31, 2006, the Company leased furniture and fixtures and computer and other communications equipment from an affiliate.

Included in due from affiliates on the statement of financial condition at December 31, 2006, is approximately $3.1 million of receivables from affiliates related to operating expenses. Included in due to affiliates on the statement of financial condition at December 31, 2006, is approximately $126.1 million of payables to affiliates related primarily to the payable to BNY for taxes, technology charges allocated by an affiliate and lease payments due to an affiliate for fixed assets.

The Company entered into an agreement with an affiliate of the Bank. Pershing agreed to lend the affiliate $50 million which is included in due from affiliates on the statement of financial condition and bears interest at a rate of three month LIBOR plus 120 basis points (6.56% at December 31, 2006).

At December 31, 2006, the Company owed $4.7 million related to the allocation of data center costs from an affiliate, this service which is included in accounts payable, accrued expenses and other on the statement of financial condition.

6. Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements, and communications equipment and are included in other assets and financial instruments on the statement of financial condition. At December 31, 2006, fixed assets amounted to $30 million, net of accumulated depreciation of $38 million, and consisted primarily of computer software.

7. Intangibles

Intangibles amounted to $17 million as of December 31, 2006. These assets were acquired in connection with the purchase of certain introducing broker-dealer contractual arrangements from Neuberger Berman, LLC. Upon completion of the purchase in 2007, subsequent payments, could result in an increase in intangible assets of an additional $19 million.

8. Regulatory Requirements

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by this Rule, the required net capital may not be less than two percent of aggregate debit items arising from customer transactions or $1.5

million, whichever is greater. At December 31, 2006, the Company's regulatory net capital of $1.2 billion was 17.31% of aggregate debit items and in excess of the minimum requirement by $1.1 billion. The Company's debt to debt plus equity ratio was 14.99%.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2006, the Company had $1.3 billion of cash and securities on deposit in such accounts.

As a clearing broker, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing broker dealers (the "PAIB Reserve Formula"). The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets on deposit at the Company as allowable assets in the correspondents' net capital calculation. The Company had no reserve requirement under the PAIB Reserve Formula, as defined, as of December 31, 2006. Accordingly, no amounts were established in a PAIB reserve account at December 31, 2006.

9. Lease Commitments

The Company has non-cancelable leases for office space and equipment that expire on various dates through 2021. At December 31, 2006, minimum future rentals on non-cancelable operating leases are as follows ($ in millions): 2007, $19; 2008, $17; 2009, $17; 2010, $18; 2011 $17 and $161 for the years thereafter. At December 31, 2006, aggregate sublease income for future periods ending in 2009 totaled $1.5 million.

10. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, deferred tax assets at December 31, 2006 of approximately $0.7 million are included in other assets and financial instruments on the statement of financial condition. The net deferred tax asset relates principally to unrealized gains on securities, and also includes deferred tax liabilities related to deferred compensation and depreciation.

11. Pledged Assets and Guarantees

As of December 31, 2006, the market value of securities that the Company has pledged to counterparties and clearing organizations was $1.3 billion, which is related to collateralized financing and custody agreements. At December 31, 2006, the market value of securities received as collateral from counterparties was $1.3 billion. The Company routinely re-

pledges, lends or resells these securities to third parties. As of December 31, 2006, the market value of collateral re-pledged or lent was $198 million.

Obligations Under Guarantees
The Company has adopted the disclosure and recognition requirements for guarantees in accordance with FASB Interpretation Number 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. These recognition requirements pertain to any new guarantees issued subsequent to December 31, 2002 or existing guarantees that were modified after December 31, 2002.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

12. Financial Instruments and Related Risks

Customer Activities
Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required

margin levels daily; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions. The majority of the stock borrow/stock loan business is conducted with a single counterparty on a collateralized basis.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and/or loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include forward foreign exchange contracts that are used to meet the needs of customers. Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currency at specific terms at specified future dates. The Company mitigates the risk of these transactions by entering into offsetting transactions with an affiliate.

13. Trading Activities

The Company had financial instruments owned and sold recorded on the statement of financial condition in other assets and financial instruments and accounts payable, accrued expenses and other as follows ($ in millions):

	Financial Instruments Owned	Financial Instruments Sold
Equities	$ 23	$ 20
Corporate debt	21	19
Governments	18	5
Municipals	16	-
Other	1	-
	$ 79	$ 44

Certain trading activities expose the Company to various risks. These risks are managed in accordance with established management policies and procedures.

Market Risk
Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Financial instruments sold, represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, may exceed the amount reflected in the statement of financial condition.

14. Legal Proceedings

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all of the claims asserted in these matters.

An SEC investigation of the Company has focused on possible market- timing transactions cleared by the Company for Mutuals.com and other introducing brokers. The Company learned on January 29, 2007 that the SEC is considering not pursing the matter further.

15. Fair Value Information

At December 31, 2006, substantially all of the Company's assets and liabilities were carried at either market or fair value, or at amounts that approximate such values. Assets and liabilities carried at contractual amounts that approximate fair value include collateralized short-term financing agreements, receivables, payables and accrued liabilities, and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and/or their variable interest rates.

16. Employee Benefit Plans

BNY sponsors a 401(k) plan (the "Plan") for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. All employees are eligible to participate and make before and after tax contributions of up to 20% of their eligible compensation. The Company makes periodic contributions to the Plan based on the discretion of Management.

END